GREAT PANTHER SILVER LIMITED

INFORMATION CIRCULAR

as at April 30, 2012
(unless otherwise stated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular is furnished to the shareholders of GREAT PANTHER SILVER LIMITED (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting of shareholders to be held on Thursday, June 28, 2012 at the time and place and for the purposes set out in the notice of meeting which this circular accompanies.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company may reimburse brokers and nominees who hold stock in their respective names on behalf of shareholders for their related out of pocket expenses if the Company requests such brokers and nominees to furnish this material to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of any solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy were designated as proxyholders by the directors of the Company.

A shareholder has the right to appoint some other person or company (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy should be received by the Company’s transfer agent and registrar, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 1 866 249 7775 (within North America) or 416 263 9524 (outside North America) or at the office of the Company, Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, fax number 604 608 1744, by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays before the time fixed for the meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer of, or attorney-in-fact for, the corporation.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing, or where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at any time up to and including the last business day preceding the date of the meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the meeting prior to the vote on matters covered by the proxy on the day of the meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed and deposited proxy will be voted on any poll (ballot) that may be called for or required and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the absence of any instructions, the designated persons or other proxy agent named on the proxy form will cast the shareholder’s votes on any poll FOR the approval of all the matters in the items set out in the form of proxy and FOR each of the nominees named therein for election as directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the meeting, including any amendments or variations of the matters identified in the notice of meeting. At the date of this information circular, management of the Company knew of no such amendments, variations, or other matters to come before the meeting. If such should occur, the persons named in the proxy form will vote on them in accordance with their best judgement, exercising discretionary authority.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Advice to Non-Registered Shareholders

The information in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many US brokerage firms and custodian banks). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker (or the agent of that broker) is identical to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the shares to be represented at the meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge it cannot be used as a proxy to vote shares directly at the meeting as the voting instruction form must be returned to Broadridge or the telephone or internet procedures completed well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the shares in that capacity. A Beneficial Shareholder who wishes to attend at the meeting and indirectly vote his or her shares as proxyholder for the registered shareholder should enter his or her own name or that of his or her appointee in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the meeting and vote his or her common shares.

Voting Securities and Principal Holders of Voting Securities

The voting securities of the Company consist of an unlimited number of common shares without par value, of which 137,590,919 common shares are issued and outstanding as at April 30, 2012. Holders of common shares are entitled to one vote for each common share held. The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed May 14, 2012 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

As at April 30, 2012, CDS & Co., a Canadian depository, and Cede & Co, a U.S. depository, were the registered holders, respectively, of 126,525,932 (91.96%) and 8,633,628 (6.27%) common shares on behalf of intermediaries/brokers who hold common shares for Beneficial Shareholders whose identities are not known to the directors and executive officers of the Company, except to the extent that they may include management shares held in brokerage accounts.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company’s Articles, the current quorum for the transaction of business at the meeting of shareholders is two persons who are, or who represent by proxy, shareholders. A simple majority of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required to pass a special resolution. No special resolutions are proposed.

BUSINESS OF THE MEETING

To the knowledge of the Company’s management, the only matters to be placed before the meeting are those set out in the notice of meeting:

Appointment of Auditor

Management proposes to nominate the firm of KPMG LLP, Chartered Accountants, as auditor of the Company to hold office until the next annual general meeting. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Company.

Election of Directors

Directors are elected by the holders of common shares of the Company. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified under the Business Corporations Act (British Columbia) to act as a director.

Number of Directors

The Company currently has four directors, and shareholders will be asked to pass an ordinary resolution to set the number of directors at five. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

The Articles of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the total number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

Majority Voting

The Company has adopted a majority voting policy, pursuant to which any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this policy.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

  leave the vacancy unfilled until the next annual meeting of the Company;
  fill the vacancy through the appointment of a new director (other than the Affected Director); or
  call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, the majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

Nominations for Election as Directors

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies given pursuant to this solicitation in favour of management nominees will be voted on any poll for another nominee in management’s discretion unless the shareholder has specified in the proxy form that the shareholder’s shares are to be withheld from voting on the election of directors.

The following information concerning the respective nominees has been provided or confirmed by each of them:

Proposed Nominee,			Number of
Province/State and Country of			Voting
Residence and Present Position	Principal Occupation	Director Since	Securities(1)
with the Company
Robert A. Archer, P.Geo.	President and Chief Executive Officer of the	April 27, 2004	1,251,300(2)
British Columbia, Canada	Company; Director, President and Chief
President, Chief Executive	Executive Officer of Cangold Limited; President
Officer and Director	of R.A. Archer & Associates; President of Platoro
Resource Corp.; Non-Executive Director of Altair
Ventures Incorporated.

Kenneth W. Major, P.Eng.	Director of Cangold Limited since December	March 17, 2011	nil
British Columbia, Canada	2011, Independent mineral processing consultant
Director	for precious and base metals mining, KWM
Consulting Inc.; previously, a founder and partner
in Rescan Engineering, which was acquired by
HATCH Engineers, a provider of detailed
engineering services to the mining industry,
where Mr. Major was an Associate and project
manager.

R.W. (Bob) Garnett, CA, ICD.D	Director of VRX Worldwide Inc. since 2009;	May 3, 2011	nil
British Columbia, Canada	Director and Chief Financial Officer of Bitzio,
Chairman and Director	Inc. since August 2011; Director of the South
Coast British Columbia Transportation Authority
(Translink) from January 2008 to December
2011; President of PDG Management Partners,
Inc. from April 1998 to October 2010; Director of
Central 1 Credit Union from 2009 to 2010;
Director of Coast Capital Savings Credit Union
from 1984 to 2009; Director and CFO of
Sagebrush Golf and Sporting Club from 2006 to
2011.

John Jennings	Senior Client Partner, Korn/Ferry International	Not applicable,	nil
British Columbia, Canada	since 2012; Chief Operating Officer of Anthem	nominee for
Nominee for election	Properties Group from 2010 to 2012; Senior	election
Director and Head of Mid-Market Investment
Banking, Western Canada for CIBC from 2003 to
2010.

J. Richard H. (Dick) Whittington,	Director of Kootenay Silver Inc. since March	Not applicable,	nil
P.Eng.	2011; Director, President and Chief Executive	nominee for
British Columbia, Canada	Officer of PNG Gold Corporation from June	election
Nominee for election	2011 to April 2012; Director, President and Chief
Executive Officer of NMC Mining Corporation
from February 2011 to June 2011; Director,
President and Chief Executive Officer of Farallon
Mining Ltd. from September 2004 to January
2011.

Notes:
(1)	Common shares beneficially owned, directly or indirectly, or controlled or directed.
(2)	1,191,300 common shares held directly; 60,000 common shares held indirectly through Platoro Resource Corp., a company controlled by Robert A. Archer.

No proposed director

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which this information circular is being prepared) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company in respect of which this information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of paragraph (a) above, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Ratification of Shareholder Rights Plan

Effective March 7, 2008, the Board of Directors of the Company adopted a shareholder rights plan (the “2008 Rights Plan”) which was subsequently ratified by shareholders at the annual and special general meeting held on June 27, 2008. The 2008 Rights Plan, by its terms, expires at the close of business on the date immediately following the date of the Company’s 2012 annual and special general meeting.

The Board of Directors has determined that it is advisable for the Company to continue to have in place a shareholder rights plan to maximize values for its shareholders and to protect its shareholders from unfair, abusive or coercive take-over tactics, and has authorized the Company to enter into a new Shareholder Rights Plan Agreement (the “Rights Plan”) dated April 17, 2012 made between the Company and Computershare Investor Services Inc. as rights agent. This Rights Plan will become effective at 5:01 PM Pacific Time on June 29, 2012, immediately following the expiration of the 2008 Rights Plan, provided that it is ratified by shareholders at the annual and special general meeting to be held on June 28, 2012. If not so ratified, the Rights Plan will be of no force and effect.

A summary of the principal terms of the Rights Plan is attached as Appendix B to this circular. A copy of the Rights Plan will be available at www.sedar.com following its ratification by shareholders.

Background and Purpose

The Rights Plan is intended to protect shareholders of the Company from unfair take-over bid strategies to which the Company and its shareholders may be vulnerable and to give the Company sufficient time to evaluate a bid and assess possible alternatives to maximize shareholder value, including the solicitation of higher competing bids. It is not the intent of the Rights Plan to prevent unsolicited take-over bids. The Rights Plan is intended to encourage an offeror to either make a “Permitted Bid” or to negotiate the terms of any offer with the Board of Directors. Under the Rights Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror or certain parties related to or acting jointly with the offeror, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Effect of Rights Plan

The Rights Plan is similar to other shareholder rights plans adopted by other Canadian corporations. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company and be represented by the share certificates for such shares. The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the Permitted Bid provisions of the Plan. The Rights Plan exempts (grandfathers) beneficial owners of 20% or more of the outstanding common shares as of the Rights record date. There are no such grandfathered beneficial owners. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror or certain parties related to the offeror or acting jointly with the offeror) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

Shareholder Approval

In accordance with the policy of the Toronto Stock Exchange, the Rights Plan is subject to ratification by the shareholders of the Company. If the Rights Plan is not ratified by shareholders, the Rights Plan will be of no force and effect. The resolution to ratify the adoption of the Rights Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of such resolution. The form of resolution approving the adoption of the Rights Plan is as follows:

RESOLVED THAT:

1.

The Shareholder Rights Plan Agreement authorized by the directors of the Company and dated April 17, 2012 made between the Company and Computershare Investor Services Inc., as rights agent, be and is hereby ratified.

2.

Any one officer or director of the Company be and is hereby authorized and directed for and on behalf of and in the name of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

The directors unanimously recommend that shareholders vote in favour of the resolution ratifying the adoption of the Rights Plan. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

Amendment of Articles

It is proposed that the Company amend its Articles to more clearly provide for and facilitate electronic delivery of notices, statements, reports or other records; to provide for deemed receipt of such records; and to provide for undelivered notices. All of these provisions are contained in Article 24, which is set out hereafter, with the proposed amendments underlined.

“24. NOTICES

24.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

	(a)	for a record mailed to a shareholder, the shareholders registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

	(a)	for a record delivered to a shareholder, the shareholders registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

	(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email or other electronic delivery, including optical disc, the internet or other electronic means, to the email address or other electronic address provided by the intended recipient for the sending of that record or records of that class. “Electronic” means created, recorded, transmitted or stored in digital or other intangible form by electronic, magnetic or optical means or by any other similar means;

(5)	physical delivery to the intended recipient.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1)

mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)

sent to a person by email or other electronic delivery to the email address or other electronic address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was sent by email or other electronic delivery on the day it was sent by email or other electronic delivery.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

	(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6 Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned, or if electronic delivery is attempted and on each of those occasions notification is received of delivery failure, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company of the shareholder’s new address.”

Management recommends that shareholders pass an ordinary resolution amending Article 24 of the Company’s Articles to provide for electronic delivery, to provide for electronic receipt and to provide for undelivered notices so that Article 24 shall be as set out above. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

DISCLOSURE REGARDING AMENDED AND
RESTATED INCENTIVE SHARE OPTION PLAN (2007)

On May 14, 2007 the Board of Directors of the Company adopted the Company’s Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”) which was subsequently approved by the Company’s shareholders at the annual and special general meeting held on June 28, 2007.

On February 22, 2011 the directors of the Company amended the 2007 Plan by incorporating provisions for employer source withholding requirements resulting from proposals to amend the Income Tax Act (Canada) (the “Amendments”). Notice of the Amendments was accepted by the Toronto Stock Exchange on March 9, 2011.

As at April 30, 2012, the total number of common shares issued and issuable under the 2007 Plan was 13,759,092 representing 10% of the number of common shares then outstanding. As at the same date, the total number of common shares issuable under actual option grants was 4,106,500, representing 3.00% of the number of listed common shares then outstanding.

Summary of the 2007 Plan

The principal features of the 2007 Plan are as follows:

Purpose

The principal purposes of the 2007 Plan are to advance the interest of the Company by (i) promoting a proprietary interest among eligible persons in the success of the Company and its related entities; (ii) attracting and retaining qualified directors, officers, employees and consultants which the Company and its related entities require; (iii) providing eligible persons with additional incentive and encouraging stock ownership by such eligible persons.

Administration

The 2007 Plan shall be administered by the Board of Directors or a committee of the Board duly appointed for this purpose by the Board, and consisting of not fewer than 3 directors. The Board (or the Committee) shall have the authority to determine which eligible persons are to be granted options, to grant options to eligible persons, to determine the terms, limitations, restrictions and conditions respecting such grants, to interpret the 2007 Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the 2007 Plan as it shall from time to time deem advisable, and to make all other determinations and to take all other actions in connection with the implementation and administration of the 2007 Plan.

Shares Reserved

The aggregate maximum number of common shares which may be reserved for issuance for all purposes under the 2007 Plan shall be equal to 10% of the outstanding issue at the time of an option grant, or such greater number or percentage as may be approved from time to time by the shareholders of the Company. The aggregate number of common shares reserved for issuance to any one person pursuant to the grant of options shall not exceed 5% of the outstanding issue. An eligible person may receive options on more than one occasion under the 2007 Plan and may receive separate options on any one occasion.

Eligibility

Options may be granted by the Board to any eligible person, subject to the limits with respect to insiders set out below. Upon written notice from an eligible person, any option that might otherwise be granted to that eligible person will be granted, in whole or in part, to a permitted assign of that person.

Limits with Respect to Insiders

The aggregate number of common shares which may be reserved for issuance pursuant to options granted to insiders under the 2007 Plan shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to insiders pursuant to the exercise of options, within a one-year period, shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to any one insider and such insider’s associates pursuant to the exercise of options, within a one-year period, shall not exceed 5% of the outstanding issue.

Amendment and Termination

Subject to prior regulatory approval where required, the Board may, without shareholder approval, amend, suspend or terminate the 2007 Plan at any time, provided that the Board may not do any of the following without obtaining approval of the shareholders of the Company: (i) increase the number of common shares that may be reserved for issuance pursuant to options granted under the 2007 Plan; (ii) alter or impair any existing options granted to a participant without the consent of the participant; or (iii) materially increase the benefits under the 2007 Plan. Without limiting the generality of the Board’s authority, the Board may, without shareholder approval, amend the plan by (i) including or changing vesting provisions in the Plan; (ii) changing the termination provisions of the plan which do not entail an extension beyond the original expiry date; and (iii) adding a cashless exercise feature payable in cash or securities.

The Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), provided that: (i) any required regulatory approvals are obtained; (ii) the Board would have had the authority to initially grant the option under terms as so amended; and (iii) the consent of the participant is obtained.

Disinterested Shareholder Approval

Notwithstanding that the 2007 Plan has been approved by shareholders of the Company, the Company must obtain disinterested shareholder approval if the Company decreases the exercise price or extends the term of options previously granted to insiders or to participants who are insiders at the time of the proposed decrease or extension, or if the 2007 Plan, together with all of the Company’s previously established and outstanding stock option plans or grants could result at any time in the grant to insiders, within a 12-month period, of the number of options exceeding 10% of the outstanding issue.

Exercise Price

The Board will establish the exercise price of an option at the time each option is granted provided that such price shall not be less than the closing price of the common shares on TSX (or, if the common shares are not then listed and posted for trading on TSX, on such other stock exchange on which the common shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the 5 consecutive trading days preceding the date of grant.

Time of Exercise

The Board may determine when any option will become exercisable and may determine that any options shall vest and be exercisable in instalments. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. In the event that any option expires during, or within 48 hours after, a period during which directors, officers and employees are prohibited from trading securities of the Company (referred to as a Company-imposed blackout period) such expiry date will become the tenth day following the end of the blackout period.

Early Expiry

If a participant ceases to be an eligible person for any reason whatsoever other than death, each option held by the participant will cease to be exercisable 30 days after the termination date. If a participant dies, the legal representatives of the participant may exercise the participant’s options within 6 months after the date of the participant’s death, but only to the extent the options were, by their terms, exercisable on the date of death.

Acceleration on Change of Control

In the event of a change of control (defined in the 2007 Plan), all options outstanding shall be immediately exercisable, notwithstanding any vesting provisions.

Prohibition on Transfer of Options

Options are personal to each eligible person. Subject to “permitted transferees” below, no eligible person or permitted assign may deal with any options or any interest in them or transfer any options now or hereafter held by the eligible person or permitted assign. “Transferring” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another or to the same person in a different capacity, whether or not voluntary, and whether or not for value.

Permitted Transferees

The prohibition on transfer of options does not apply if a transfer (a) is between an eligible person and the permitted assign of that eligible person, or (b) is between permitted assigns of that eligible person, or (c) is from a trustee, custodian or administrator acting on behalf, or for the benefit of eligible persons, to an eligible person or permitted assign by that eligible person, if the option was acquired from an eligible person or the permitted assign of the eligible person.

Right to Terminate Options on Sale of Company

Notwithstanding any other provisions of the 2007 Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding common shares, the Company may give written notice to all participants advising that their respective options, including options held by their permitted assigns, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the participants and their permitted assigns under any options not exercised will terminate at the end of the 30-day period.

Cashless Exercise

A participant may, if determined by the Board, have the right, when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, shall receive instead and at no cost to the participant that number of common shares, disregarding fractions which, when multiplied by the closing price of the common shares on the day immediately prior to the exercise of the right, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price.

Withholding Tax

When a Participant or other person becomes entitled to receive Common Shares upon exercise of an Option, the Company shall have the right to require the Participant or such other person to remit to the Company an amount sufficient to satisfy any federal, provincial or other law requiring withholding of tax or other required deductions relating to the delivery of Common Shares. Unless otherwise prohibited by the Board or by applicable law, satisfaction of such withholding obligations may be accomplished by any of the following methods or by a combination of such methods: (a) the tendering by the Participant of a cash payment to the Company in an amount equal to the total withholding obligation; or (b) the withholding by the Company, from the Common Shares otherwise due to the Participant, such number of Common Shares having a market price, determined as of the date the withholding obligation arises, equal to the amount of the total withholding obligation, for purposes of selling such withheld Common Shares in order to satisfy any applicable withholding obligations, subject to applicable law; or (c) the withholding by the Company, from any cash payment otherwise due to the Participant, such amount of cash as is equal to the amount of the total withholding obligation, or such other manner acceptable to the Company, provided, however, that the sum of any cash so paid or withheld and the market price of any Common Shares so withheld is sufficient to satisfy the total withholding obligation.

Other Information

The Company does not have any other security based compensation arrangements. No financial assistance is provided by the Company to option participants to facilitate the purchase of securities under the 2007 Plan. No options previously granted are subject to further shareholder approval.

A copy of the 2007 Plan will be available for inspection at the meeting and, prior thereto, at the offices of the Company during normal business hours on the three business days before the meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness outstanding as at April 30, 2012 entered into in connection with (a) a purchase of securities and (b) all other indebtedness to (a) the Company and (b) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, of all executive officers, directors, employees and former executive officers, directors and employees of the Company was nil.

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, no proposed nominee for election as a director, and no associate of any director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person, no proposed nominee for election as a director and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain information as at December 31, 2011, the end of the Company’s most recently completed financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance. “Equity compensation plans approved by securityholders” relate to the Company’s Amended and Restated Incentive Share Option Plan (2007) in effect as at December 31, 2011.

	Number of securities to be	Weighted average	Number of securities
	issued upon exercise of	exercise price of	remaining available for
	outstanding options,	outstanding options,	future issuance under equity
	warrants and rights	warrants and rights	compensation plans
Plan Category			(excluding securities reflected
in column (a))
	(a)	(b)	(c)
Equity compensation plans	4,246,500	$1.78	9,494,391
approved by securityholders

Equity compensation plans not	n/a	n/a	n/a
approved by securityholders

Total:	4,246,500		9,494,391

STATEMENT OF EXECUTIVE COMPENSATION

The Named Executive Officers (“NEOs”) of the Company for the year ended December 31, 2011 are listed in the table below:

Name	Principal Position
Robert A. Archer	President and Chief Executive Officer Director
Kaare G. Foy	Executive Chairman (until February 6, 2012) Director (until February 6, 2012)
Raakel S. Iskanius	Chief Financial Officer (until May 31, 2011)
Martin B. Carsky	Executive Vice President and Chief Financial Officer (since June 1, 2011) Director (until May 3, 2011)
Francisco Ramos Sánchez	Vice President, Business Development
Charles P. Brown	Chief Operating Officer

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy and Objectives

The Company does not have a formal compensation program with set benchmarks. However, the Company does have an informal program which seeks to provide both current and long term rewards to the NEOs and other senior executives that are consistent with their individual performance and contribution to the Company’s objectives. Levels of compensation are also established and maintained with the intent of attracting and retaining superior quality employees.

Compensation Review Process

The Compensation Committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits. In establishing total compensation, the Compensation Committee considers the Company’s performance and relative shareholder return, the value of similar incentive awards at comparable companies and the awards given to the executives in past years. The Committee also ensures that internal equity is maintained such that individuals in similar jobs and locations are treated fairly.

The Board and Compensation Committee can exercise discretion in the determination of final incentive or equity based compensation paid to the NEOs.

In setting the compensation of NEOs the Compensation Committee takes into consideration salaries paid to others in similar positions in the Company’s industry. The compensation of NEOs is not tied, via any precise formula, to corporate goals or objectives such as production targets, because the most significant effect on the company’s financial performance is the world price for silver, over which the company’s management has no control. If the Company reaches its annual objectives, and is in a financially viable position to do so, it will pay cash bonuses to its employees, including NEOs. Notwithstanding the aforementioned, it is the intention of the Company to continue to establish standards for achievement and to measure these against actual performance.

The Compensation Committee reviews the results of and procedures for the evaluation of the performance of other executive officers by the Chief Executive Officer and Executive Chairman. The Committee monitors the executive compensation program with the view to achieving superior executive management with a fair cost to the Company.

The Compensation Committee also reviews and approves equity based compensation and bonus compensation for all Company managers and most employees to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

As part of its review process, the Compensation Committee reviews peer group and other industry compensation data reported through surveys and other sources. The components of total compensation for the Company’s Chief Executive Officer and Executive Chairman are the same as those which apply to other senior executive officers of other companies of our peer group. The peer group is comprised of junior silver producers in Latin America with similar revenues, numbers of properties, and number of employees including, First Majestic Silver Corp., Endeavour Silver Corp., Fortuna Silver Mines Inc., and Scorpio Mining Corporation.

At this time, the Compensation Committee has not considered the implications of risks associated with the Company’s compensation policy and practice with the view to assessing whether compensation plans may provide incentives to take on undue risk or actions that are not in the best interests of shareholders.

The Company has no current policy permitting NEOs or directors to purchase financial instruments to hedge or offset a decrease in market value in share options and no such policy is currently contemplated.

The Company and the Compensation Committee do not plan to make any significant changes to its compensation policies and practices in the current fiscal year.

Elements of Executive Compensation

There are three main elements of compensation: salaries, stock options and bonuses. Compensation practices include base salaries, stock options and, when merited, bonuses. The Company does not maintain a pension plan for its employees, nor does it provide any other form of deferred compensation program.

Base Salary

Base salaries provide short term compensation in exchange for services provided by the executives. Base salaries for the executives have been determined based on the individual’s level of responsibility, the importance of the position to the Company and the individual’s contribution to the Company’s performance.

Stock Options

The Compensation Committee believes these plans have assisted and will continue to assist the Company in attracting, retaining and motivating the key officers and employees it will need. The Company’s Incentive Share Option Plan is designed to provide executives with a long term incentive to achieve the Company’s objectives and contribute to shareholder value. In determining the number of options to award to employees, the Compensation Committee takes into consideration options previously awarded to each employee and other factors that would affect internal equity.

Because of the financial requirements for carrying out the Company’s business activities, substantial reliance has historically been placed by the Compensation Committee on the use of non-cash compensation for certain of the executive officers. This has been achieved by use of the Company’s stock based compensation plans.

Bonus Payments

Bonuses, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. Bonus payments are not determined by a precise formula but are based on Company performance and the achievement and contributions of individual employees and officers. Bonus payments are reviewed and approved by the Compensation Committee to that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

The Company paid bonuses to employees, including NEOs, for the first time in 2009. During 2010, the Company generated positive corporate cash flow, achieved strong financial results, earned net income for the first time, increased its metals production and significantly grew its NI 43-101 compliant resource base. As such, cash bonuses were given to most employees of the Company, including NEOs. This trend continued in 2011 with higher revenues, continued positive cash flows, higher net income, and an increase in its NI 43-101 compliance resource base. As well, the Company completed a significant financing during the year which, together with the conversion of the remaining convertible debt, significantly strengthened the Company’s financial position.

Performance Graph

The following graph shows the performance of the Company’s shares as compared to the S&P/TSX Total Return Index over the past 5 years:

The upward trend of the Company’s share price in 2010 reflects improving metal prices, as well as the Company’s strong performance in production and financial results. As the Company reached its 2010 objectives of growing production and resources, and exceeded budgeted earnings from mining operations, the Company paid cash bonuses to most employees of the Company, including NEOs. The downward trend of the Company’s share price in 2011 primarily reflects weakening metal prices since the first quarter of 2011. The Company significantly improved its financial results for 2011 over those of 2010 and therefore the Company also paid cash bonuses for 2011.

Share-Based and Option-Based Awards

The Compensation Committee reviews and recommends to the Board any equity plans that the Company establishes for, or makes available to, its directors, employees and consultants, the appropriateness of the allocation of benefits under the plans and the extent to which the plans are meeting their intended objectives and, where appropriate, recommend that the Board modify any plan that yields payments and benefits that are not reasonably related to employee performance.

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase common shares to the Company’s directors, officers and key employees and other persons providing ongoing services to the Company. The stock option plan is administered by the Board of Directors. The maximum number of common shares which may be reserved and set aside for issuance under the stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the Board of Directors at the time of grant and will not be less than the closing price of the common shares on the last business day immediately preceding the date of grant of such option, as determined under the policies of the Toronto Stock Exchange. Options may be granted under the stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by the Board of Directors.

When granting stock options, the Chief Executive Officer and Executive Chairman take into account previous grants and assess the status of the stock option reserve and potential dilution resulting from a stock option grant.

The Company does not provide share-based awards.

Compensation Governance

The Compensation Committee is responsible for the oversight of and making of recommendations to the Board with respect to compensation of the Company’s senior executives. Specifically, the Compensation Committee assists the Board of Directors in fulfilling its oversight responsibility by: (a) reviewing and approving and then recommending to the Board of Directors, salary, bonus and other benefits, direct or indirect, and any change of control packages of the Chief Executive Officer, the Executive Chairman and other members of the senior management team; (b) recommending salary guidelines to the Board of Directors; (c) administration of the Company’s compensation plans, including the Incentive Share Option Plan, outside directors’ compensation plans and other such compensation plans or structure as are adopted by the Company from time to time; (d) researching and identifying trends in employment benefits; and (e) establishing and periodically reviewing the Company’s policies in the area of management benefits and perquisites. The Compensation Committee is chaired by John Kopcheff. To the satisfaction of the Board of Directors, each member has sufficient, relevant skills and/or experience which will be of assistance in the carrying out of the Mandate of the Compensation Committee. The Compensation Committee meets at least once annually or more frequently as circumstances require.

Two members of the Compensation Committee each have over 30 years of experience in the natural resource industries, with significant tenures as directors, officers and senior management in various publically held and private companies, including senior mining and oil and gas companies, international engineering firms and venture related enterprises. The third member of the Compensation Committee has over 30 years of experience and significant experience serving on boards and committees in a broad range of industries. He also holds a Chartered Accounted designation and an ICD.D certification from the Institute of Corporate Directors. The experience of the Compensation Committee members has provided each member with broad exposure to the compensation practices and policies in the mining industry in addition to a number of other industry sectors.

The Compensation Committee is comprised of the following members:

Member	Status
John T. Kopcheff	Independent member
R. W. (Bob) Garnett	Independent member
Kenneth W. Major	Independent member

SUMMARY COMPENSATION TABLE

The following table sets out information concerning the compensation of NEOs:

			Share-	Option-	Non-Equity Incentive			All Other	Total
			based	based	Plan Compensation		Pension	Compen-	Compen-
		Salary	Awards	Awards	($)		Value	sation	sation
						Long-
					Annual	term
Name and Principal					Incentive	Incentive
Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Robert A. Archer	2011	413,863(1)	nil	nil	125,000(8)	nil	n/a	nil	538,863
President,	2010	361,847(1)	nil	nil	100,000(8)	nil	n/a	nil	461,847
Chief Executive Officer,	2009	295,570(1)	nil	144,856(6)	75,000(8)	nil	n/a	nil	515,426
Director
Kaare G. Foy	2011	257,442(2)	nil	nil	75,000(9)	nil	n/a	85,499(12)	417,941
Executive Chairman,	2010	250,563(2)	nil	nil	50,000(9)	nil	n/a	86,095(12)	386,658
Director	2009	267,360(2)	nil	94,804(6)	50,000(9)	nil	n/a	68,711(12)	480,875
Raakel S. Iskanius	2011	131,250(3)	nil	nil	20,000	nil	n/a	nil	151,250
Chief Financial Officer	2010	195,000(3)	nil	nil	45,000	nil	n/a	nil	240,000
	2009	157,500(3)	nil	125,827(6)	35,000	nil	n/a	nil	318,327
Martin B. Carsky	2011	198,078(4)	nil	230,704(7)	30,000(10)	nil	n/a	nil	458,782
Executive Vice President,	2010	40,000(4)	nil	nil	nil	nil	n/a	nil	40,000
Chief Financial Officer,	2009	36,667(4)	nil	122,302(6)	nil	nil	n/a	15,500(13)	174,469
Director
Francisco Ramos Sánchez	2011	183,906(5)	nil	nil	25,000(11)	nil	n/a	nil	208,906
Vice President, Business	2010	185,039(5)	nil	nil	25,000(11)	nil	n/a	nil	210,039
Development	2009	180,409(5)	nil	56,209(6)	20,000(11)	nil	n/a	nil	256,618
Charles P. Brown	2011	240,000	nil	nil	25,000	nil	n/a	nil	265,000
Chief Operating Officer	2010	210,000	nil	nil	30,000	nil	n/a	nil	240,000
	2009	192,000	nil	126,082(6)	40,000	nil	n/a	nil	358,082

Notes:
(1)

Consisting of consulting and directors’ fees of $383,863 and $30,000 (2010: $331,847 and $30,000, 2009: $265,570 and $30,000), respectively, paid to Platoro Resource Corp. On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Platoro Resource Corp. (“Platoro”), a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of the Company. Under the agreement Platoro has agreed to provide to the Company the continued services of Robert A. Archer as President and Chief Executive Officer, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Platoro a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Archer exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $1,000 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. On March 23, 2009, the agreement was amended to reduce the daily fee to $950. On July 1, 2009, the daily fee was increased to $1,110. On January 1, 2010, the daily fee was increased to $1,305. On January 1, 2011 a new Executive Consulting Services Agreement was entered into on the same terms as above and the daily fee was increased to $1,500. On January 1, 2012, the daily rate increased to $1,575.

(2)

Consisting of consulting and directors’ fees of $227,442 and $30,000 (2010: $220,563 and $30,000, 2009: $237,360 and $30,000), respectively, paid to Oceanic Management Limited. On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited (“Oceanic”), a company controlled by Kaare G. Foy, the Executive Chairman and a director of the Company. Under the agreement Oceanic has agreed to provide to the Company the continued services of Kaare G. Foy as Executive Chairman, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Oceanic a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $1,000 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. On March 23, 2009, the agreement was amended to reduce the daily fee to $950. On July 1, 2009, the daily fee was increased to $1,110. On January 1, 2010, the daily fee was increased to $1,215. On January 1, 2011 a new Executive Consulting Services Agreement was entered into on the same terms as above and the daily fee was increased to $1,300. On January 1, 2012, the daily rate increased to $1,365. On February 6, 2012, the Company entered into an Executive Consulting Services Termination Agreement with Oceanic terminating the services of Mr. Foy in connection with his retirement and resignation as an executive and director. Under the agreement, the Company paid Oceanic $676,000, and agreed to retain Oceanic and pay a monthly consulting fee of $2,500 per month for a period of not less than one year commencing at the end of February 2012.

(3)	Salary of $131,250 (2010: $195,000, 2009: $157,500). Ms. Iskanius resigned from the Company effective May 31, 2011.

(4)

Consisting of consulting, salary and directors’ fees of $159,328, $21,896 and $16,854 (2010: $nil, $nil and $40,000, 2009: $nil, $nil and $36,667), respectively. On April 20, 2011, the Company entered into an Executive Consulting Services Agreement, effective June 1, 2011, with Embeecee Capital Management Ltd. (“Embeecee”), a company controlled by Martin B. Carsky, the Executive Vice President and Chief Financial Officer of the Company. Under the agreement Embeecee has agreed to provide to the Company the continued services of Martin B. Carsky as Executive Vice President and Chief Financial Officer, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Embeecee a fee, payable monthly, of $1,155 (the “daily fee”) for each day devoted by Mr. Carsky exclusively to the interests of the Company. On December 1, 2011, the Executive Consulting Services Agreement with Embeecee was terminated and replaced by an Employment Agreement between the Company and Martin B. Carsky. The Company agreed to pay Mr. Carsky a starting salary, payable monthly, of $1,288 per day (the “daily fee”).

(5)

Consulting fees of $183,906 (2010: $185,039, 2009: $180,409). On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Francisco Ramos Sánchez, the Vice President, Business Development of the Company. Under the agreement the Company continues the engagement of Mr. Ramos as Vice President, Business Development to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Mr. Ramos a fee, payable monthly, of $550 (the “daily fee”) for each day devoted by Mr. Ramos exclusively to the interests of the Company. On January 8, 2007, a resolution was passed by the Board of Directors increasing the daily fee to $800 for each day of service. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. On March 23, 2009, the agreement was amended to reduce the daily fee to $740. On January 1, 2010, the daily fee was increased to $850. On January 1, 2011 a new Executive Consulting Services Agreement was entered into on the same terms as above and the daily fee was increased to $895. On January 1, 2012, the daily rate increased to $940.

Consulting fees for Mr. Ramos are paid in Mexican pesos. For the year ended December 31, 2011, a weighted average annual rate of 0.07976 (2010: 0.08157, 2009: 0.08447) was used to translate the fees to Canadian dollars.

(6)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with Section 3870 of the CICA Handbook. The fair value per option was determined using the following weighted average assumptions: risk-free interest rate of 2.0%, dividend rate of nil, expected life of 4.7 years and volatility of 90.7%.

(7)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with IFRS 2 Share-based Payments (“IFRS 2”). The fair value per option was determined using the following weighted average assumptions: risk-free interest rate of 0.88%, dividend rate of nil, expected life of 1.94 years and volatility of 79%.

(8)

Platoro is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro in that year.

(9)

Oceanic is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic in that year.

(10)

Embeecee is entitled to a bonus based on the performance of Mr. Carsky. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Embeecee in that year. On December 1, 2011, the Executive Consulting Services Agreement with Embeecee was terminated and replaced by an Employment Agreement between the Company and Martin B. Carsky. Mr. Carsky is entitled to a bonus based on performance.

(11)

Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year. Bonus payments to Mr. Ramos are made in Canadian dollars.

(12)	Rent, office and administration fees paid for the use of office space provided by Oceanic Management Limited, a company controlled by Kaare Foy.

(13)	Amount paid for work performed as a member of a special board committee formed to review merger and acquisition opportunities.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the total number of options outstanding, all exercisable within 60 days, which have been granted to each NEO as at December 31, 2011:

	Number of Securities	Option		Value of Unexercised
	Underlying Unexercised	Exercise Price	Option	In-The-Money Options (1)
Name	Options (#)	($)	Expiration Date	($)
Robert A. Archer	150,000	$0.45	8-Feb-14	231,000
	175,000	$0.70	3-Sep-14	225,750
Martin B. Carsky	250,000	$2.40	5-Dec-16	nil
Kaare G. Foy	nil	n/a	n/a	n/a
Francisco Ramos Sánchez	221,000	$0.45	8-Feb-14	340,340
Charles P. Brown	25,000	$0.70	3-Sep-14	32,250
	75,000	$0.90	2-Dec-14	81,750

Note:
(1)	At December 31, 2011, the Company’s share price closed at $1.99.

The Company does not provide share-based awards to executive officers or employees.

Incentive Plan Awards – Value Vested or Earned During the Year

The incentive plan awards value vested or earned during the fiscal year ended December 31, 2011 for each NEO are set out below:

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value
	vested during the year	vested during the year	earned during the year
Name	($)	($)	($)
Robert A. Archer	n/a	n/a	125,000
Kaare G. Foy	n/a	n/a	75,000
Raakel S. Iskanius	n/a	n/a	20,000
Martin B. Carsky	nil(1)	n/a	30,000
Francisco Ramos Sánchez	n/a	n/a	25,000
Charles P. Brown	n/a	n/a	25,000

Note:
(1)

Mr. Carsky was granted 250,000 options to purchase shares of the Company during the year which vested immediately. The exercise price of the options exceed the underlying market price of the Company’s shares at the date on which the options vested.

Summary of Share Option Plan

Refer to “Disclosure regarding Amended and Restated Incentive Share Option Plan (2007)” for a summary of the Company’s incentive stock option plan.

PENSION PLAN BENEFITS

The Company does not have any pension plans and there are no pension plan benefits in place for the Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table outlines payments to an NEO at, following or in connection with any termination, resignation, retirement, a change of control in the company or a change in an NEO’s responsibilities:

Change of Control with
Name and Principal Position	Termination
Robert Archer, President and Chief Executive Officer, Director	$810,0001)
Kaare G. Foy, Executive Chairman, Director	$ 676,000(2)
Martin B. Carsky, Executive Vice President and Chief Financial Officer	$511,680(3)
Francisco Ramos Sánchez, Vice President Business Development	$388,400(4)
Charles P. Brown, Chief Operating Officer	$325,000(5)

Notes:
(1)

Executive consulting services agreement dated January 1, 2011, replacing the earlier executive consulting services agreement dated March 22, 2006, effective January 1, 2006, as amended March 23, 2009, with Platoro Resource Corp. (“Platoro”), a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of the Company. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Archer ceasing to be the President and Chief Executive Officer of the Company, then Platoro is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any. The amount of $810,000 consists of $567,000 based on the daily fee of $1,575, $225,000, based on the performance bonuses of $125,000 and $100,000 awarded in 2011 and 2010 respectively, and $18,000, representing 2 years of benefits.

(2)

Executive consulting services agreement dated January 1, 2011, replacing the earlier executive consulting services agreement dated March 22, 2006, effective January 1, 2006, as amended March 23, 2009, with Oceanic Management Limited (“Oceanic”), a company controlled by Kaare G. Foy, the Executive Chairman and a director of the Company. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman of the Company, then Oceanic Management is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any. Subsequent to December 31, 2011, on February 6, 2012, the Company entered into an Executive Consulting Services Termination Agreement with Oceanic terminating the services of Mr. Foy in connection with his retirement and resignation as an executive and director. Under the agreement, the Company paid Oceanic $676,000, consisting of $491,000 (rounded), based on the daily fee of $1,365, $125,000, based on the performance bonuses of $75,000 and $50,000 awarded in 2011 and 2010, respectively, and $60,000, representing 2 years of directors’ fees.

(3)

Employment agreement dated December 1, 2011 with Mr. Carsky. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Mr. Carsky ceasing to be Executive Vice President and Chief Financial Officer, then Mr. Carsky is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years or such lesser period as the employee has worked with the Company and the equivalent of 2 years of benefits and other compensation, if any. The amount of $511,680 consists of $463,680 based on the daily fee of $1,288, $30,000, based on the performance bonus of $30,000 awarded in 2011, and $18,000, representing 2 years of benefits.

(4)

Executive consulting services agreement dated January 1, 2011, replacing the earlier executive consulting services agreement dated March 22, 2006, effective January 1, 2006, as amended March 23, 2009, with Mr. Ramos. Pursuant to the agreement, in the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Ramos ceasing to be the Vice President Business Development, then Mr. Ramos is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any. The amount of $388,400 consists of $338,400 based on the daily fee of $940, and $50,000, based on the performance bonuses of $25,000 and $25,000 awarded in 2011 and 2010, respectively.

(5)

Employment agreement dated August 7, 2007, as amended July 11, 2008, with Mr. Brown. Pursuant to his employment agreement, in the event of termination without cause, Mr. Brown is entitled to 12 months’ salary. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Mr. Brown ceasing to be the Chief Operating Officer of the Company, then Mr. Brown is entitled to receive from the Company a payment equal to 12 months’ salary, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of other compensation, if any. The amount of $325,000 consists of $252,000, representing 12 months’ salary, and $55,000, based on the performance bonuses of $25,000 and $30,000 awarded in 2011 and 2010, respectively, and $18,000, representing 2 years of benefits.

DIRECTOR COMPENSATION

Compensation provided to independent directors for the year ended December 31, 2011 has been set out below. Directors are eligible to participate in the Company’s incentive stock option plan.

				Option-	Non-Equity
		Fees	Share-based	based	Incentive Plan	Pension	All Other	Total
Name and Principal		Earned(2)	Awards	Awards	Compensation	Value	Compensation	Compensation
Position(1)	Year	($)	($)	($)	($)	($)	($)	($)
Malcolm A. Burne	2011	7,389	nil	nil	nil	n/a	nil	7,389
Director
(until March 17, 2011)
R.W. (Bob) Garnett	2011	31,484	nil	184,563(3)	nil	n/a	nil	216,047
Director
(since May 3, 2011)
John T. Kopcheff	2011	41,000	nil	nil	nil	n/a	nil	41,000
Director
Kenneth W. Major	2011	32,060	nil	184,563(3)	nil	n/a	nil	216,623
Director
(since March 17, 2011)

Notes:
(1)	Director compensation for Robert A. Archer, Kaare G. Foy and Martin B. Carsky has been reflected in the summary compensation table for NEOs.

(2)	Directors' fees.

(3)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with IFRS 2. The fair value per option was determined using the following weighted average assumptions: risk-free interest rate of 0.88%, dividend rate of nil, expected life of 1.94 years and volatility of 79%.

Outstanding Share-Based Awards and Option-Based Awards

The total number of options outstanding as at December 31, 2011 for independent directors are set out below. All options are exercisable within 60 days.

	Number of Securities	Option		Value of Unexercised
	Underlying Unexercised	Exercise Price	Option	In-The-Money Options (2)
Name (1)	Options (#)	($)	Expiration Date	($)
R.W. (Bob) Garnett	200,000	$2.40	5-Dec-16	nil
John T. Kopcheff	nil	n/a	n/a	n/a
Kenneth W. Major	200,000	$2.40	5-Dec-16	nil

Notes:
(1)

Director outstanding share-based awards and option-based awards for Robert A. Archer, Kaare G. Foy and Martin B. Carsky have been reflected in the outstanding share-based awards and option-based awards table for NEOs.

(2)	At December 31, 2011, the Company’s share price closed at $1.99.

The Company does not provide share-based awards to directors.

Incentive Plan Awards – Value Vested or Earned During the Year

The incentive plan awards value vested or earned for each independent director during the fiscal year ending December 31, 2011 are set out below:

Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name(1)	($)	($)	($)
Malcolm A. Burne	n/a	n/a	n/a
R.W. (Bob) Garnett	nil(2)	n/a	n/a
John T. Kopcheff	n/a	n/a	n/a
Kenneth W. Major	nil(3)	n/a	n/a

Notes:
(1)

Director incentive plan awards value vested or earned during the year for Robert A Archer, Kaare G. Foy and Martin B. Carsky have been reflected in the incentive plan awards value vested or earned during the year table for NEOs.

(2)

Mr. Garnett was granted 200,000 options to purchase shares of the Company during the year which vested immediately. The exercise price of the options exceed the underlying market price of the Company’s shares at the date on which the options vested.

(3)

Mr. Major was granted 200,000 options to purchase shares of the Company during the year which vested immediately. The exercise price of the options exceed the underlying market price of the Company’s shares at the date on which the options vested.

AUDIT COMMITTEE DISCLOSURE

Audit Committee’s Charter

The current Charter of the Company’s Audit Committee is attached to this circular as Appendix A.

Composition of the Audit Committee

The current members of the Audit Committee are R.W. (Bob) Garnett, CA, ICD.D (Chairman), John T. Kopcheff and Kenneth W. Major. All are “independent” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). All members of the Audit Committee are considered to be “financially literate” within the meaning of NI 52-110.

Relevant Education and Experience

R.W. (Bob) Garnett, CA, ICD.D. Mr. Garnett is a Chartered Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. He currently serves on the board of VRX Worldwide Inc. and is chair of the Audit Committee. He is also a director and Chief Financial Officer of Bitzio, Inc. From 2008 to 2011 he was a director and chair of the Audit Committee of the South Coast British Columbia Transportation Authority (Translink) and during 2011 he was their Vice-Chair. From 1996 to 2010, Mr. Garnett was President of PDG Management Partners, Inc. which most recently owned US and Canadian based companies in the same day courier industry. From 2009 to 2010 he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia. In 2007 he completed the Certified Director’s Program with the Institute of Corporate Directors.

John T. Kopcheff, BSc. (Hons.) (Geology and Geophysics), member AAPG, A.I.M.M., SPE & PESA. Mr. Kopcheff is a geologist and acquired a Bachelor of Science (Honours) degree from the University of Adelaide in 1970 in geology and geophysics. He has gained over 36 years of extensive petroleum exploration experience in Australia, Southeast Asia, USA, South America and the North Sea, both in field geological operations and management. Mr. Kopcheff was for 26 years the Managing Director of Victoria Petroleum NL (recently renamed Senex Energy Limited), an oil and gas company publicly listed on the main board of the Australian Stock Exchange. Mr Kopcheff is also a non-executive director of Greenearth Energy Limited, a geothermal exploration company publicly listed on the main board of the Australian Stock Exchange.

Kenneth W. Major, P.Eng. Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He brings to the Company more than 36 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining. In 1987 Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994 he became an owner/partner in the start of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006 Mr. Major left HATCH Engineers to become an independent processing consultant, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle.

Audit Committee Oversight

Since January 1, 2011, the commencement of the Company’s most recently completed financial year, there was no recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors of the Company.

External Auditor Service Fees (By Category)

The following table presents the amount of fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2011	2010
Audit Fees(1)	$292,600	$250,000
Audit-related Fees(2)	5,400	6,500
Tax Fees(3)	nil	7,500
All Other Fees(4)	nil	nil

Total	$298,000	$264,000

Notes:
(1)

Consists of fees for professional services for the audit of the Company’s financial statements. In 2011, the services also included review of the International Financial Reporting Standards (“IFRS”) transition and review of quarterly financial statements.

(2)	Consists of fees that are reasonably related to the performance of the audit of the Company’s financial statements and which are not reported in (1) above.
(3)	Consists of fees for professional services for tax compliance, tax advice and tax planning.
(4)

Consists of fees for professional services other than services reported under (1), (2) or (3) above; the services consist primarily of assistance with the Company’s International Financial Reporting Standards and IT system conversion projects.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound Corporate Governance Practices. The Governance Disclosure Rule, amended in March 2008, requires that, if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of its Corporate Governance Practices must be included in its information circular.

Board of Directors

Independence of the Board

The Board of Directors currently consists of four directors. R.W. (Bob) Garnett, CA, ICD.D, John T. Kopcheff and Kenneth W. Major, are considered to be “independent” in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, other than interests and relationships arising from shareholdings.

Robert A. Archer (President and Chief Executive Officer) is a senior officer of the Company and is therefore not independent.

Chairman and Lead Director

Upon the resignation of Kaare G. Foy as Executive Chairman on February 6, 2012, the Board appointed R.W. (Bob) Garnett, CA, ICD.D as Independent Chairman. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its Committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.

The Board does not have a Lead Director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2011, the Board met six times and the Audit Committee met four times. All directors and Audit Committee members attended all their respective meetings, either in person or by telephone conference, with the following exceptions: Robert A. Archer was unable to attend one Board meeting and Malcolm A. Burne, a director and Audit Committee member until March 17, 2011, was unable to attend one Board and one Audit Committee meeting. The Board and the Committees of the Board also act by unanimous written consents in lieu of meetings.

Meetings of the independent directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

Other Public Company Directorships

Directors and proposed directors of the Company are also directors of other reporting issuers (or the equivalent) as follows:

Name of Director	Reporting Issuers or Equivalents
Robert A. Archer	Cangold Limited, Altair Ventures Incorporated
John T. Kopcheff	Greenearth Energy Limited
R.W. (Bob) Garnett, CA, ICD.D	VRX Worldwide Inc., Bitzio, Inc.
Kenneth W. Major	Cangold Limited
J. Richard H. (Dick) Whittington	Kootenay Silver Inc.

Board Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors has adopted a Board Mandate (the “Board Mandate”). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;
  identifying the principle risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communication policy for the Company to facilitate communications with investors and other interested parties; and

  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its Committees and the contribution of individual directors. The Board discharges its responsibilities directly to and through its Committees, currently consisting of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

A copy of the Board Mandate is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the Committees of the Board and the Chief Executive Officer of the Company.

Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its Committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) which applies to all senior officers of the Company as well as directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company. The Company has adopted the Code for the purpose of promoting:

  honest and ethical conduct, including, but not limited to, the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to any securities commissions, any exchanges upon which the Company’s securities are traded, governmental bodies, self-regulating industry associations or other regulatory agencies and in other public communications made by the Company;
  compliance with all applicable laws, rules and regulations;
  the prompt internal reporting of violations of the Code; and
  accountability for adherence to the Code.

A copy of the Company’s Code of Ethics and Business Conduct is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Nomination of Directors

The Board of Directors has appointed a Nominating and Corporate Governance Committee. The mandate of this Committee includes:

  identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board’s Committees;
  evaluating the qualifications and independence of each member of the Board and its Committees and recommend to the Board any appropriate changes in the composition of the Board and any of its Committees;
  evaluating the performance of the Board and any of its Committees; and
  developing and recommending to the Board Corporate Governance principles.

In discharging their duties, the basic responsibilities of the members of the Nominating and Corporate Governance Committee are to exercise their business judgement and to act in a manner that they reasonably believe to be in the best interests of the Company and its shareholders.

A copy of the Charter of the Nominating and Corporate Governance Committee is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Compensation

The Compensation Committee, which is composed of the independent directors, may, among other things, determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is by periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies. Refer to “Statement of Executive Compensation” in this circular.

The Compensation Committee has the specific responsibilities set out in the Compensation Committee’s Charter. A copy of the Charter of the Compensation Committee is available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

Other Board Committees

As disclosed in this circular, the Board currently has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee.

The current members of each of the Committees are R.W. (Bob) Garnett, CA, ICD.D, John T. Kopcheff and Kenneth W. Major, who are the independent directors of the Company. R.W. (Bob) Garnett, CA, ICD.D is Chairman of the Audit Committee, John T. Kopcheff is Chairman of the Compensation Committee and Kenneth W. Major is Chairman of the Nominating and Corporate Governance Committee.

Board Assessments

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the Committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the Committees and individual directors. Assessments of the Board and its Committees will consider the mandate and committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment report to determine what, if any, action should be taken to improve performance.

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set out in the notice of meeting and this information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters on any poll in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative financial statements and MD&A for the year ended December 31, 2011. Copies of the financial statements and MD&A are available on SEDAR and may be obtained upon request from the Company, Suite 800, 333 Seymour Street, Vancouver, British Columbia, V6B 5A6.

DIRECTORS’ APPROVAL

The contents of this information circular have been approved and its distribution and filing have been authorized by the directors of the Company.

DATED April 30, 2012

BY ORDER OF THE BOARD OF DIRECTORS

“Robert A. Archer”

Robert A. Archer
President and Chief Executive Officer

APPENDIX A
to Information Circular

GREAT PANTHER SILVER LIMITED
(the "Company")

CHARTER OF THE AUDIT COMMITTEE

Article 1. Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)

the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

	(ii)	the independence and qualifications of the Company's external auditors;

(iii)

the Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members.

	(iv)	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and

	(v)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;

(c)

prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)

review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)

the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

	(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company's management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Article 2. Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3. Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4. Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee. If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5. Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6. Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)

take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)

request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7. Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)

(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)

periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Accounts and the American Institute of Certified Public Accountants, and those set out in the “Handbook of the Canadian Institute of Chartered Accountants” and “Independence Standards Board Standard No. 1”);

(c)

evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter of the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)

assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:

	(i)	the Company’s annual financial statements and related footnotes;

	(ii)	the external auditors’ audit of the financial statements and their report thereon;

	(iii)	any significant changes required in the external auditors’ audit plan;

	(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

	(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(vi)

other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States));

(h)	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):

	(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

	(ii)	the truthfulness and accuracy of the Company’s financial statements; and

	(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(i)	consider and review with the Company's management and internal accounting department:

	(i)	significant findings during the year and management’s responses thereto;

	(ii)	any changes required in the planned scope of their audit plan;

	(iii)	the internal accounting department's budget and staffing; and

	(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(j)

establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(k)

review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(l)

prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(m)

review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(n)

at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(o)

review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and the Business Conduct;

(p)

review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices, as set out in the Schedule attached to this Charter;

(q)	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve in advance all related party transactions;

(r)	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;

(s)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(t)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

SCHEDULE

to CHARTER OF THE AUDIT COMMITTEE

GREAT PANTHER SILVER LIMITED
(the "Company")

WHISTLE BLOWER POLICY

Procedures for the Submission of Complaints or Concerns regarding Accounting, Internal
Accounting Controls and Auditing Matters

1.

The Company has designated the Business Ethics Officer (“The Officer”) to be responsible for administering these procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters in respect of the Company, including, but not limited to, concerns regarding questionable accounting or auditing practices on behalf of the Audit Committee of its board of directors.

2.

Any person including employee of the Company or third party may on a confidential and anonymous basis submit complaints or concerns regarding accounting, internal accounting controls or auditing matters in respect of the Company by setting out such complaints or concerns in an e-mail or a letter addressed to the Business Ethics Officer with a legend on the envelope that indicates that the contents of the envelope are confidential (for example, "Confidential" or "To be Opened by the Business Ethics Officer Only"). If the complainant would like to discuss the matter directly with a member of the Committee, the complainant should include a telephone number at which he or she can be contacted in his or her submission to the Officer.

All submissions to the Business Ethics Officer should be addressed as follows:

Great Panther Silver Limited
c/o Business Ethics Officer
Attn: Mr. R.W. (Bob) Garnett, CA, ICD.D
Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Canada

CONFIDENTIAL

Or

E-mail: ethics@greatpanther.com

3.

Any communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees to the Committee will be treated as confidential.

4.

Any complaints or concerns that are made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Business Ethics Officer. The complaints will be investigated under the direction of the Audit Committee.

5.

If the complaint or concern is a serious matter with material impact on, or involving the Company’s Senior Management, the Officer will report the issue to the Audit Committee of Great Panther within 24 hours from the time it is received.

6.	The Officer shall determine what internal resources or professional assistance, if any, is required in order to conduct a full investigation with the Audit Committee’s approval.

7.	The Officer shall promptly investigate the complaint and shall report the result of the investigation in writing, to the Audit Committee at the end of each quarter.

8.	All whistleblower complaints or concerns must be retained by the Audit Committee for a period of seven (7) years.

9.

The Company will not tolerate any termination or retaliation by any person or group, directly or indirectly, against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to the investigation.

10.	The investigation shall not reveal the identity of any person who makes a good faith complaint or concern and who asks that his or her identity remain confidential.

11.

Nothing herein shall be construed to protect a person from the consequences of their own wrongdoing however a person’s self disclosure or wrongdoing that is not independently discovered through investigation shall be taken into account when considering the consequences to such person.

12.

If an employee, officer or director of the Company legitimately and in good faith submits a complaint, the Company will not discharge, demote, suspend, threaten, harass or otherwise discriminate or retaliate against him or her in the terms or conditions of employment because of that activity. However, since such allegation of impropriety may result in serious personal repercussions for the target person or entity, the employee, officer, or director making the allegations of impropriety should have reasonable and probable grounds before reporting such impropriety and should undertake such reporting in good faith, for the best interests of the Company and not for personal gain or motivation.

13.

In the event that the investigation reveals that the complaint was frivolously made or undertaken for improper motives or made in bad faith or without a reasonable and probable basis, appropriate disciplinary action may be taken.

APPENDIX B
to Information Circular

GREAT PANTHER SILVER LIMITED
(the “Company”)

SUMMARY OF THE PRINCIPAL TERMS OF THE RIGHTS PLAN

This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Company at Suite 800, 333 Seymour Street, Vancouver, BC V6B 5A6 (604 608 1766). Capitalized terms used in this summary without express definition have the meaning ascribed thereto in the Rights Plan Agreement.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each common share outstanding at the close of business on June 29, 2012 (the “Record Time”). The Company will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $50 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

(a)	owns the securities in law or equity; and

(b)	has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(c)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

(d)	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

(e)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client account of registered brokers or dealer) is engaged in the management of mutual funds or investment funds for others, as long as that person:

	(i)	holds those common shares in the ordinary course of its business for the account of others;

	(ii)	holds not more than 30% of the common shares (in the case of a pension fund administrator); and

	(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(f)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a Flip-In Event has occurred;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise rights is terminated under the terms of the Rights Plan; and

(b)	the date immediately after the Company’s annual meeting of shareholder to be held in 2016.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror);

(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and

(d)

if on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of “Competing Bid”

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)

satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Definition of “Permitted Lock-Up Agreement”

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

(a)

(i) no limit on the right of the Locked-up Persons to withdraw their shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii). limits such right to withdraw its shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) unless the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid; and

(b)

for no “break-up” fee or “top-up” fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons if any Locked-up Person fails to tender their common shares under the original take-over bid or withdraws common shares previously tendered under the original take-over bid in order to tender such common shares under a Competing Bid (or to support another transaction).

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the shareholders of the Company. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights plan will expire at the close of business on the date immediately after the Company’s annual meeting of shareholder to be held in 2016.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

The Rights Agent is Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company.